AMENDMENT TO THE BYLAWS OF
THE PEP BOYS - MANNY, MOE & JACK
(effective March 28, 2000)

Section 3-1 of the Bylaws is hereby amended in its entirety to read as follows:

Section 3-1.

(a) General Powers. Except as otherwise provided by law and these Bylaws, all powers of the Corporation shall be exercised by or under the authority of, and the business and affairs of the Corporation shall be managed under the direction of the Board of Directors. Unless the Pennsylvania BCL permits otherwise, this Section 3-1(a) may be modified only by a Bylaw amendment adopted by the shareholders.

(b) Number. The Board of Directors shall consist of not less that four and not more than twelve members, the precise number to be fixed from time to time by the Board of Directors.

(c) Term. Commencing with the Annual Meeting of Shareholders in 2000, each Director elected at such annual meeting, and at each annual meeting thereafter, shall be elected for a period of one year.

(d) Vacancies. Each Director shall hold office until the expiration of the term for which he was selected and until his successor has been selected and qualified or until his earlier death, resignation or removal. Any vacancies on the Board of Directors, including vacancies resulting from an increase in the number of Directors, may be filled by a majority vote of the remaining members of the Board (though less than a quorum) or by a sole remaining Director or by the shareholders, subject to the provisions of Section 3-10, and each person so selected shall be a Director to serve for the balance of the unexpired term.

(e) Removal. The entire Board or any individual Director may be removed for cause from office by vote of the shareholders entitled to vote thereon.
An individual Director shall not be removed (unless the entire Board is removed) from the Board if shareholders are entitled to vote cumulatively for the Board and if votes are cast against the resolution for his removal which, if cumulatively voted at an annual or other regular election of Directors, would be sufficient to elect one or more Directors to the Board. Unless the Pennsylvania BCL permits otherwise, this Section 3-1(e) may be modified only by a Bylaw amendment adopted by the shareholders.

(f) Qualification. A Director must be a natural person at least 18 years of age.